MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

December 13, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Miranda Gold Corp.’s Coal Canyon, BPV-CONO, and Horse Mountain

Joint Venture Updates

Coal Canyon

Miranda Gold Corp. (TSX-V: MAD) ("Miranda") is pleased to announce that Golden Aria Corporation. ("Golden Aria") has begun drilling on Miranda's Coal Canyon property. This first phase of drilling will consist of two holes totaling approximately 3,000 feet.

The Coal Canyon property consists of 64 unpatented lode claims in the center of the Cortez Trend, approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoining the northeast side of US Gold's Tonkin Springs property. The property occupies approximately two square miles (5.2 square kilometers) of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations. These formations are important host rocks on the Cortez Trend.

Past exploration has focused on the northwest-trending Grouse Creek fault that lies on ground controlled by others adjacent to the southwest margin of Miranda's property. Historic drilling along this fault has encountered significant gold mineralization of up to 85 feet of 0.022 oz Au/t (26m of 0.753 gr Au/t) in the Hanson Creek dolomite and the underlying Eureka quartzite. Gold mineralization is associated with altered dikes, iron oxide and silicification. Significant stratiform alteration is also noted locally at the Hanson Creek-Robert's Mountain Formation contact away from the Grouse Creek fault zone.

Orientation surveys conducted by Golden Aria demonstrate that the Grouse Creek fault mineralization correlates with gradient resistivity and self-potential geophysical anomalies.  Golden Aria’s two drill holes will test other coincident gradient resistivity and self-potential anomalies at the intersection of locally altered fault zones.  The conceptual target inferred from geophysics and surface mapping is for broad zones of silicification enveloping vertically extensive, oxidizing sulfides, which could represent pyritic dikes within gold-bearing fault zones.

BPV-CONO

Miranda’s joint venture partner Agnico Eagle Mines Ltd. (“Agnico”) completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric (MT) profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

Miranda has been notified by Agnico that effective November 30, 2006 the Venture Agreement between the two companies at BPV-CONO has been terminated.  Miranda wishes to thank Agnico for its work on the project.  Miranda will evaluate project data in order to determine the next phase of this project.

Horse Mountain

Barrick Gold Corporation (“Barrick”), Miranda’s joint venture partner on Horse Mountain reports that it has completed its 2006 drill program.  Three holes totaling 8,650 feet were drilled. Favorable lower-plate rocks were intercepted in all of the holes.   As part of its 2006 program, Barrick followed up anomalous gold and alteration in hole BHM-001 drilled in 2005, which intercepted 98.2ft of 0.023 oz Au/t (29.9m @ 0.789 g Au/t).  Results for the 2006 drill program are pending.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Company Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Golden Aria Corp., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.